Mail Stop 4561

      November 29, 2005


Sanjun Park
Chief Executive Officer
WiderThan Co., Ltd.
17F, K1 Building, 463 3-GA, Chungjeong-RO, Seodaemun-GU
Seoul 120-709, Korea

Re:	WiderThan Co., Ltd.
      Form F-1
      Filed November 18, 2005
      File No. 333-129806

Dear Mr. Park:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	All page numbers refer to the marked courtesy copy of the registration statement that you provided to us.

General
1. Please file all prior correspondence, which was submitted to us in hard copy, electronically on EDGAR. This includes, but is not limited to, your response letter submitted to us on November 18, 2005.


Financial Condition, page 59
2. We note your responses to prior comments 1 and 2 and your revisions to the disclosure. Please give consideration to further revision as your response to prior comment 2 that begins "In such a case,..." doesn`t appear to be consistent with the preceding situation which is that Melody Share Corporation`s Series C preferred stock is converted into common stock which is sold into the offering.

Unaudited Consolidated Statements of Operations, page F-3
3. We have reviewed your response to prior comment four and do not understand how you concluded that costs incurred by Melody Share Corporation are "directly attributable" to the offering of securities. It appears that the offering could occur without the formation of Melody Share Corporation. Also, because Melody Share Corporation was formed to facilitate stock-based compensation, it appears that these costs could have also been incurred without the issuance of securities. Please explain the basis for you conclusions in further detail giving consideration to the above scenarios.

Exhibit Index
4. Please revise the exhibit table to include, under Exhibit 8.1, a reference to the foreign tax opinion included in Exhibit 5.1.

Exhibit 5.1
5. We refer you to opinion paragraph (c). In providing a short form tax opinion, counsel must state that the referenced disclosure represents its opinion. It is inappropriate to opine on the fairness of the disclosure, or to state that the disclosure represents a summary of the tax effects.

Exhibit 8.2
6. Please file a revised opinion from counsel that includes the file number of your registration statement and acknowledges that the F-6, noted in the opinion, has been filed with the Commission.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Howard Efron, Accountant, at (202) 551-3439 or
Steven Jacobs, Accounting Branch Chief, at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-
3856 or the undersigned at (202) 551-3694 with any other questions.

      Sincerely,



      Owen Pinkerton
      Senior Counsel


cc:	Jin Hyuk Park, Esq. (via facsimile)
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Sanjun Park
WiderThan Co., Ltd.
November 29, 2005
Page 1